UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0360
Washington, D.C. 20549	Expires: July 31, 2009
FORM N-17f-2	Estimated average burden hours per response...2.1

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number: 811-08437				Date examination completed: September 30, 2006

2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: Undiscovered Managers Funds

4. Address of principal executive office (number, street, city, state, zip code): Stephanie Dorsey, 1111 Polaris Parkway, Suite 2J, OH1-1235, Columbus, OH 43240

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

PricewaterhouseCoopers LLP 300 Madison Avenue New York NY 10017 Telephone (646) 471 3000 Facsimile (813) 286 6000

Report of Independent Registered Public Accounting Firm

To the Trustees of Undiscovered Managers Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Undiscovered Managers Funds (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2006. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2006, and with respect to agreement of security purchases and sales, for the period from March 31, 2006 (the date of our last examination), through September 30, 2006:

—	Count and inspection of all securities of the Trust located in the vaults of the JP Morgan Chase Bank, New York (the “Custodian”) at 4 New York Plaza, 11th Floor, New York, NY 11245 and at 522 Fifth Avenue, New York, NY 10036 without prior notice to management;

—	Confirmation of all securities of the Trust held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

—	Reconciliation of all securities shown on the books and records of the Trust to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

—	Confirmation of selected security positions held by the Custodian at foreign sub-custodians;

—	Confirmation of all repurchase agreements and underlying collateral with brokers/banks; and

—	Testing of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust by confirmation with the brokers or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that the Undiscovered Managers Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
June 21, 2007

(2)

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Undiscovered Managers Funds (the Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2006, and from March 31, 2006 (the date of our last examination), through September 30, 2006.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2006, and from March 31, 2006 (the date of our last examination), through September 30, 2006, with respect to securities reflected in the investment account of the Trust.

Undiscovered Managers Funds

By:	/s/ Stephanie J. Dorsey Name of Company Official

Treasurer Title

May 31, 2007 Date